YADKIN VALLEY FINANCIAL CORPORATION
209 North Bridge Street
Elkin, North Carolina 28621-3404
(336) 526-6300

February 7, 2008

FAX (202) 772-9208

Mr. William Friar
Senior Financial Analyst
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

  Re:
  Yadkin Valley Financial Corporation
  Amendment No. 2 to Registration Statement on Form S-4/A
  Filed February 6, 2008
  File No. 333-145628

Dear Mr. Friar:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of Yadkin Valley Financial Corporation's Registration Statement on Form S-4/A be accelerated so that the Registration Statement may become on the 8th day of February, 2008 at 9:00 a.m., or as soon thereafter as practicable.

In addition, on behalf of the company, the undersigned chief executive officer acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
By:	/s/ EDWIN E. LAWS Edwin E. Laws Chief Financial Officer